EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

NB Crossroads Private Markets Access Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$18,433,455	(a)	$92.70	$1,708.78	(b)
Total Transaction Valuation	$18,433,455	(a)
Total Fees Due for Filing				$1,708.78
Total Fees Previously Paid				$1,708.78
Total Fee Offsets
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,708.78 was paid in connection with the filing of the Schedule TO-I by NB Crossroads Private Markets Access Fund LLC (File No. 005-92727) on August 31, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.